Exhibit 99.1

Sapiens CoreSuite for Life, Pension & Annuities Recognized in Gartner’s Critical Capabilities for Life Insurance Policy Administration Systems, Europe

November 24, 2020 — Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Gartner, Inc. has recognized Sapiens CoreSuite for Life, Pension & Annuities as a solution for legacy life insurance policy administration systems in its latest report*.

Sapiens’ platform received the highest rating for five of seven use cases evaluated, including Product Configuration; Straight-Through Processing of Applications; Contract Changes and Claims Support; Group Business Support; and Digital Business Support.

“As the COVID-19 pandemic has vividly illustrated, robust digital capabilities are critical to insurers’ resilience and competitive positioning,” said Roni Al-Dor, president and CEO, Sapiens. “Through our best-in-class technology and deep market expertise, Sapiens is enabling life insurers to successfully achieve digital transformation – creating vital efficiencies, accelerating time to market, and opening up new revenue streams.”

Sapiens CoreSuite for Life and Pensions supports multiple lines of business for both individual and group life, annuities, investments and medical products ‒ in a single, end-to-end system. It offers a 360-degree view of the customer from the policy administration system, across all distribution channels and communication streams. CoreSuite helps insurers accelerate time to market with streamlined and simplified business processes, and open architecture. The suite now offers one-click, cloud-native architecture for quick and easy provisioning, security and scale.

The platform is part of Sapiens’ suite of end-to-end software solutions for insurers, brokers and MGAs of the property & casualty; life, pension & annuities; reinsurance; workers’ compensation; financial & compliance and business decision management software.

*Gartner “Critical Capabilities for Life Insurance Policy Administration Systems, Europe” by Laurie Shotton and Manav Sachdeva, Sept. 29, 2020.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Click here to view a complimentary copy of the Critical Capabilities for Life Insurance Policy Administration Systems, Europe report.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com